United States securities and exchange commission logo





                             October 10, 2023

       Jay Jackson
       President and Chief Executive Officer
       Abacus Life, Inc.
       2101 Park Center Drive,
       Suite 170,
       Orlando, FL 32835

                                                        Re: Abacus Life, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed September 29,
2023
                                                            File No. 333-274553

       Dear Jay Jackson:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 27, 2023, letter.

       Form S-1 Filed September 29, 2023

       Liquidity and Capital Resources, page 60

   1. We note your response to prior comment 2 related to the restrictive covenants under the
                                                        Owl Rock credit
facility and that the new notes sold in this offering will be used to retire the Owl Rock
facility. In your disclosure, you state that among the reasons for this offering is to lessen
the covenant burdens on Abacus compared to the Owl Rock facility.
                                                        Revise this section, or
another appropriate section of the amended S-1 to disclose that you are currently in
compliance with the financial covenants as of a recent date.
 Jay Jackson
FirstName LastNameJay  Jackson
Abacus Life, Inc.
Comapany
October 10,NameAbacus
            2023       Life, Inc.
October
Page 2 10, 2023 Page 2
FirstName LastName
       Please contact Aisha Adegbuyi at 202-551-8754 or Christian Windsor at 202-551-3419
with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance
cc:      Robert Evans, Esq.